Exhibit 99.3

AYR WELLNESS INC.
Form of Proxy – Annual General and Special Meeting to be held on June 23, 2022

Appointment of Proxyholder I/We being the undersigned holder(s) of Ayr Wellness Inc. (“Ayr”) hereby appoint Jennifer Drake or failing this person, Jonathan Sandelman		Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:
OR

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the “Meeting”) of Ayr Wellness Inc. to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 at 10:00 am (Eastern time) or at any adjournment thereof.

1.	Election of Directors.		For	Withhold			For	Withhold			For	Withhold

	a.	Jonathan Sandelman	☐	☐	b.	Charles Miles	☐	☐	c.	Chris R. Burggraeve	☐	☐
	d.	Louis F. Karger			e.				f.	William Pfeiffer
			☐	☐		Glenn Isaacson	☐	☐			☐	☐
	g.	Joyce Johnson
			☐	☐

2.	Appointment of Auditors. At the Meeting, Ayr’s shareholders will be asked to appoint Marcum LLP to hold office as its auditor until the close of the next annual meeting of shareholders and to authorize the board to fix the auditor’s remuneration.										For	Withhold
											☐	☐

3.	Equity Incentive Plan Resolution. At the Meeting, Ayr’s shareholders will be asked to approve and renew the equity incentive plan adopted by the board of directors on May 2, 2021										For	Against
											☐	☐

											Yes	No
4.	Ownership Declaration. I am a resident of the United States.										☐	☐

	Signature(s):	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.
/ /
I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by Management.		MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive Interim Financial Statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐	Annual Financial Statements – Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.	☐

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 10:00 am, Eastern Time, on June 21, 2022.

Notes to Proxy

1.	Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.	If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

To Vote Your Proxy Online please visit:

https://login.odysseytrust.com/pxlogin

You will require the CONTROL NUMBER printed with your address to the right.
If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services,

you may contact Odyssey Trust Company at www.odysseycontact.com.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.